SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITITES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

TECHWELL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8784D 10 1

(CUSIP Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D filed on June 29, 2006, as amended on March 26, 2010 (the “Original 13D”), with respect to shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Common Stock”), of Techwell, Inc., a Delaware corporation (“Techwell” or the “Company”). The Company’s principal executive offices are located at 408 East Plumeria Drive, San Jose, CA 95134.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Richard H. Kimball (“Mr. Kimball”) and (5) Jay C. Hoag (“Mr. Hoag”). TCV IV, Strategic Partners IV, Management IV, Mr. Kimball and Mr. Hoag are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.

Mr. Kimball and Mr. Hoag are the managing members of Management IV, Mr. Kimball and Mr. Hoag are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Kimball and Mr. Hoag is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Kimball or Mr. Hoag has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety as follows:

(a)-(b).

On March 22, 2010, Techwell, Intersil Corporation, a Delaware corporation (“Parent”), and Navajo Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser has agreed, subject to the terms and conditions of the Merger Agreement, to commence a cash tender offer to acquire all of the outstanding shares of Common Stock at a purchase price of $18.50 per share (the “Offer”). As an inducement for Parent and Purchaser to enter into the Merger Agreement, on March 22, 2010, TCV IV, Strategic Partners IV, Mr. Kimball and each other member of the Company’s board of directors, entered into tender and voting agreements with Parent and Purchaser (the “Tender Agreements”) pursuant to which, among other things, such holders agreed to tender all of the shares of Common Stock of Techwell they beneficially owned in the Offer.

On March 30, 2010, Purchaser commenced the Offer and, in connection with the Offer and pursuant to the terms of the Tender Agreements, TCV IV and Strategic Partners IV tendered all of the shares of Common Stock of Techwell they beneficially owned in the Offer.  On April 27, 2010, pursuant to the terms of the Merger Agreement, Purchaser accepted for purchase all of the shares of Common Stock tendered in the Offer, including the shares tendered by TCV IV and Strategic Partners IV, and Parent caused Purchaser to merge with and into Techwell in accordance with applicable provisions of Delaware law that authorize the completion of the Merger without a vote or meeting of the stockholders of Techwell, other than Purchaser.  In addition, as of the effective time of the merger on April 27, 2010, all of Mr. Kimball’s options to purchase shares of Common Stock were fully vested and exercisable and in accordance with the Merger Agreement such options were canceled in the merger in exchange for a cash payment representing the difference between the exercise price of the options and the market value of the underlying Common Stock on the effective date of the merger, or $18.50 per share.  The Company was the surviving corporation in the Merger and continues to exist as an indirect, wholly owned subsidiary of the Parent.

The foregoing description of the Tender Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the form Tender Agreement, which is filed as Exhibit 4 hereto, and is incorporated into this report by reference.

(c).           Not applicable.

(d)-(j).                      Other than as a result of the Merger, not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a), (b). As of the close of business on April 27, 2010, TCV IV, Strategic Partners IV, Management IV, and Messrs. Hoag and Kimball owned, directly and indirectly, the following shares of Common Stock:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares

TCV IV	-0-	0%

Strategic Partners IV	-0-	0%

Management IV	-0-	0%

Mr. Hoag	-0-	0%

Mr. Kimball	-0-	0%

(c) Please see Item 4 above.  On April 27, 2010, the TCV IV Funds listed below received cash consideration of $18.50 per share for each share of Common Stock listed below that was tendered in the Offer:

Name of Investor	Shares Tendered
TCV IV	4,118,622
Strategic Partners IV	153,578

On April 27, 2010, the following options held by Mr. Kimball were canceled pursuant to the Merger Agreement in exchange for cash consideration representing the difference between the per share exercise price of each such option and the market value of the underlying Techwell Common Stock, or $18.50 per share:

Number of Shares of Common Stock Subject to Options	Cash Consideration Received Per Share
40,000	$17.60
10,000	$4.50
10,000	$10.05
10,000	$5.51

(d). Not applicable.

(e). The reporting persons ceased to be owners of more than five percent (5%) of the Common Stock of the Company on April 27, 2010.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated in its entirety as follows:

None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and restated in its entirety as follows:

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on June 29, 2006)

Exhibit 2 Third Amended and Restated Rights Agreement dated October 2, 2003 (incorporated by reference from Exhibit 2 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on June 29, 2006)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 4 Form of Tender and Voting Agreement , dated March 22, 2010, among Parent, Purchaser, Techwell (only with respect to Section 6 and Section 11 thereof and as a third party beneficiary of Section 4(f) thereof), and certain stockholders of Techwell (incorporated by referenced from Exhibit 4 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on March 26, 2010)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2010

TCV IV, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on June 29, 2006)

Exhibit 2 Third Amended and Restated Rights Agreement dated October 2, 2003 (incorporated by reference from Exhibit 2 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on June 29, 2006)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 4 Form of Tender and Voting Agreement , dated March 22, 2010, among Parent, Purchaser, Techwell (only with respect to Section 6 and Section 11 thereof and as a third party beneficiary of Section 4(f) thereof), and certain stockholders of Techwell (incorporated by referenced from Exhibit 4 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on March 26, 2010)